UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-42468

CUSIP Number G6365B104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Cellyan Biotechnology Co., Ltd

Full Name of Registrant

Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong, 00000

City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 20-F for the year ended March 31, 2026 (the “Form 20-F”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F, which delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing the Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chenyu Liang	(+852)	2618-9289
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $1.09 million for the year ended March 31, 2026, as compared to a net loss of approximately $0.03 million for the year ended March 31, 2025.

The Registrant’s total revenues decreased by approximately 39% to $7.56 million for the year ended March 31, 2026, compared to $12.48 million for the year ended March 31, 2025, primarily due to decreases in revenue from supply chain services and procurement and distribution. Gross profit decreased by approximately 43% to $1.39 million for the year ended March 31, 2026, compared to $2.42 million for the year ended March 31, 2025. Net loss attributable to the Company’s shareholders increased significantly to approximately $1.11 million in 2026, compared to $0.01 million in 2025.

The amounts reported above are still under review by the Registrant’s accounting staff and independent registered public accounting firms and may differ materially once reported in the Form 20-F to be filed by the Registrant.

Forward-Looking Information

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “preliminary” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements include, without limitation, statements relating to: our goals and strategies; our future business development, financial condition and results of operations; expected changes in our revenue, costs or expenditure; our expectations regarding demand for and market acceptance of our products and services; competition in our industry; and government policies and regulations relating to our industry. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: In addition, there may be additional risks that the Registrant does not presently know, or that the Registrant currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Form 12b-25 should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

CELLYAN BIOTECHNOLOGY CO., LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2026	By:	/s/ Chenyu Liang
Chenyu Liang
Chief Executive Officer

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